FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

dated January 10, 2012

Commission File Number 1-15148

BRF–BRASIL FOODS S.A.
(Exact Name as Specified in its Charter)

N/A
(Translation of Registrant’s Name)

760 Av. Escola Politecnica
Jaguare 05350-000 Sao Paulo, Brazil
(Address of principal executive offices) (Zip code)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F. Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable.

BRF – BRASIL FOODS S.A.

Authorized Listed Company

Tax roll number: CNPJ 01.838.723/0001-27

Company registration number: NIRE 42.300.034.240

(Prepared in a summary form as stated in art. 130, paragraph 1 of Act number 6.404/76)

71st MINUTES/2012 EXTRAORDINARY MEETING OF THE BOARD OF DIRECTORS

DATE, PLACE AND TIME: January 27, 2012 at 17:00 hours in Rua Hungria, 1400 – 5th floor, São Paulo, SP. QUORUM: all members. CHAIR: Nildemar Secches, Chairman, and Edina Biava, Secretary. The Board of Directors decided to authorize the contracting of a rotating loan limited to the amount of R$ 2,518,000,000 (two billion, five hundred and eighteen thousand million Reais) from Brazil´s National Development Bank,  Banco Nacional de Desenvolvimento Econômico e Social (BNDES), as approved by the Executive Management on 29.11.2011 through Executive Decision number 1216/2011. The contract for the credit limit will be used to support BRF's different organic expansion projects. The payments will depend on the structure and specific approval of the BNDES and occur in a gradual form. MEETING CONCLUDED: The present minutes were prepared, read and approved, and signed by all present. São Paulo-SP, January 27, 2012.

NILDEMAR SECCHES	PAULO ASSUNÇÃO DE SOUZA
Chairman	Deputy Chairman

ALLAN SIMÕES TOLEDO	DÉCIO DA SILVA

JOSÉ CARLOS REIS DE MAGALHÃES NETO	LUÍS CARLOS FERNANDES AFONSO

LUIZ FERNANDO FURLAN	MANOEL CORDEIRO SILVA FILHO

PEDRO DE ANDRADE FARIA	WALTER FONTANA FILHO

EDINA BIAVA - Secretary

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date:   January 30, 2012

By:	/s/ Leopoldo Viriato Saboya

	Name:	Leopoldo Viriato Saboya
	Title:	Financial and Investor Relations Director